Exhibit 99.12

UNITED UTILITIES PLC

12 JUNE 2006

We received a notification today from Barclays PLC notifying of its interest as at 7 June 2006, through the registered holders listed below, in 29,529,702 ordinary shares in United Utilities PLC amounting to 3.37 per cent of the issued share capital.

BANK OF IRELAND	426353	369,228
BANK OF NEW YORK		61,133
BARCLAYS CAPITAL NOMINEES LIMITED		469,167
BARCLAYS CAPITAL NOMINEES LIMITED		581,232
BARCLAYS CAPITAL NOMINEES LIMITED		4,096,119
Barclays Capital Securities Ltd.		1,912,000
Barclays Capital Securities Ltd.		517,600
Barclays Global Investors Canada		55534
Barclays Trust Co & Others		2,726
BARCLAYS TRUST CO AS EXEC/ADM C 000000000000000000		4,673
Barclays Trust Co DMC69 C 000000000000000000		7,000
Barclays Trust Co E99 C 000000000000000000		1,150
Barclays Trust Co NOMS & DYE		700
Barclays Trust Co R69 C 000000000000000000		36,340
CHASE NOMINEES LTD	16376	427,222
CHASE NOMINEES LTD	28270	279,691
Gerrard Nominees Limited	633484	2,644
Gerrard Nominees Limited	660758	5,000
Greig Middleton Nominees Limited (GM1)		278,808
INVESTORS BANK AND TRUST CO.		267,757
INVESTORS BANK AND TRUST CO.		194,877
INVESTORS BANK AND TRUST CO.		24,914
INVESTORS BANK AND TRUST CO.		81,437
INVESTORS BANK AND TRUST CO.		54,030
INVESTORS BANK AND TRUST CO.		146,781
INVESTORS BANK AND TRUST CO.		13,811
INVESTORS BANK AND TRUST CO.		6,251
INVESTORS BANK AND TRUST CO.		897,182
INVESTORS BANK AND TRUST CO.		4,470,299
INVESTORS BANK AND TRUST CO.		2,228,940
INVESTORS BANK AND TRUST CO.		131,766
JP MORGAN (BGI CUSTODY)	16331	210,818
JP MORGAN (BGI CUSTODY)	16338	52,325
JP MORGAN (BGI CUSTODY)	16341	485,758
JP MORGAN (BGI CUSTODY)	16342	111,038
JP MORGAN (BGI CUSTODY)	16400	7,582,043
JP MORGAN (BGI CUSTODY)	17011	14,787
JP MORGAN (BGI CUSTODY)	18409	687,361
JPMorgan Chase Bank		93,384
JPMorgan Chase Bank		117,341
JPMorgan Chase Bank		86,326
JPMorgan Chase Bank		42,959
JPMorgan Chase Bank		22,475
JPMorgan Chase Bank		7,317
JPMorgan Chase Bank		6,711
JPMorgan Chase Bank		52,623
JPMorgan Chase Bank		467,601
JPMorgan Chase Bank		125,359
JPMORGAN CHASE BANK		78,037
JPMorgan Chase Bank		9,153
JPMORGAN CHASE BANK		28,804
Mellon Bank		5,569
Mellon Trust – US CUSTODIAN /		59,993
Mitsui Asset		14,190
R C Greig Nominees Limited		657,212
R C Greig Nominees Limited	a/c AK1	179,203
R C Greig Nominees Limited	a/c BL1	53,294
R C Greig Nominees Limited	a/c CM1	25,382
R C Greig Nominees Limited	GP1	115,097
R C Greig Nominees Limited	SAl	52,785
R C Greig Nominees Limited	SAl 355918	1,742
Reflex Nominees Limited		1,236
Reflex Nominees Limited		349
STATE STREET BOSTON		446,253
Trust & Custody Services Bank		699
Trust & Custody Services Bank		8,466
Total		29,529,702

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United Utilities’ ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol ‘UU’.